SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2


                                  Premcor Inc.
          ------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                   74045Q 10 4
          ------------------------------------------------------------
                                 (CUSIP Number)


                            Donald P. de Brier, Esq.
                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024
                                 (310) 208-8800
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 26, 2005
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]


                               Page 1 of 11 Pages

                              CUSIP No. 74045Q 10 4
                                        -----------

(1)  Names of reporting persons.                                      Occidental Petroleum Corporation
     I.R.S. Identification Nos. of above persons (entities only).     95-4035997

(2)  Check the appropriate box if a member of a group                 (a)

     (see instructions)                                               (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                              OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                            Delaware

Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.                                          0

     (8)  Shared voting power.                                        9,034,646

     (9)  Sole dispositive power.                                     0

     (10) Shared dispositive power.                                   9,034,646

(11) Aggregate amount beneficially owned by each reporting person     9,034,646

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row (11).              10.13%

(14) Type of reporting person (see instructions).                     CO


                               Page 2 of 11 Pages

                              CUSIP No. 74045Q 10 4
                                        -----------

(1)  Names of reporting persons.                                      Occidental C.O.B. Partners
     I.R.S. Identification Nos. of above persons (entities only).     73-1484588

(2)  Check the appropriate box if a member of a group                 (a)

     (see instructions)                                               (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                              OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                            Delaware

Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.                                          0

     (8)  Shared voting power.                                        9,034,646

     (9)  Sole dispositive power.                                     0

     (10) Shared dispositive power.                                   9,034,646

(11) Aggregate amount beneficially owned by each reporting person     9,034,646

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row (11).              10.13%

(14) Type of reporting person (see instructions).                     PN


                               Page 3 of 11 Pages

                              CUSIP No. 74045Q 10 4
                                        -----------

(1)  Names of reporting persons.                                      Placid Oil Company
     I.R.S. Identification Nos. of above persons (entities only).     72-0395174

(2)  Check the appropriate box if a member of a group                 (a)

     (see instructions)                                               (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                              OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                            Delaware

Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.                                          0

     (8)  Shared voting power.                                        9,034,646

     (9)  Sole dispositive power.                                     0

     (10) Shared dispositive power.                                   9,034,646

(11) Aggregate amount beneficially owned by each reporting person     9,034,646

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row (11).              10.13%

(14) Type of reporting person (see instructions).                     CO


                               Page 4 of 11 Pages

                              CUSIP No. 74045Q 10 4
                                        -----------

(1)  Names of reporting persons.                                      OXY USA Inc.
     I.R.S. Identification Nos. of above persons (entities only).     73-1166880

(2)  Check the appropriate box if a member of a group                 (a)

     (see instructions)                                               (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                              OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                            Delaware

Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.                                          0

     (8)  Shared voting power.                                        9,034,6467

     (9)  Sole dispositive power.                                     0

     (10) Shared dispositive power.                                   9,034,646

(11) Aggregate amount beneficially owned by each reporting person     9,034,646

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row (11).              10.13%

(14) Type of reporting person (see instructions).                     CO


                               Page 5 of 18 Pages

                              CUSIP No. 74045Q 10 4
                                        -----------

(1)  Names of reporting persons.                                      Occidental Oil and Gas Holding Corporation
     I.R.S. Identification Nos. of above persons (entities only).     95-2864974

(2)  Check the appropriate box if a member of a group                 (a)

     (see instructions)                                               (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                              OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                            California

Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.                                          0

     (8)  Shared voting power.                                        9,034,646

     (9)  Sole dispositive power.                                     0

     (10) Shared dispositive power.                                   9,034,646

(11) Aggregate amount beneficially owned by each reporting person     9,034,646

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row (11).              10.13%

(14) Type of reporting person (see instructions).                     CO


                               Page 6 of 11 Pages

                              CUSIP No. 74045Q 10 4
                                        -----------

(1)  Names of reporting persons.                                      Occidental Petroleum Investment Co.
     I.R.S. Identification Nos. of above persons (entities only).     95-2584267

(2)  Check the appropriate box if a member of a group                 (a)

     (see instructions)                                               (b)

(3)  SEC use only.

(4)  Source of funds (see instructions).                              OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)  Citizenship or place of organization.                            California

Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power.                                          0

     (8)  Shared voting power.                                        9,034,646

     (9)  Sole dispositive power.                                     0

     (10) Shared dispositive power.                                   9,034,646

(11) Aggregate amount beneficially owned by each reporting person     9,034,646

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row (11).              10.13%

(14) Type of reporting person (see instructions).                     CO

                               Page 7 of 11 Pages

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 of the previously filed Schedule 13D is amended as follows:

     Occidental currently intends to dispose of the shares of Premcor beneficially owned by it either from time to time in one or more open market transactions or pursuant to the agreement between Valero Energy Corp. ("Valero") and Premcor, providing for the purchase by Valero of all of the outstanding shares of Premcor. Occidental's determination as to when and if Occidental will dispose of the Premcor shares will be based upon a variety of factors, including, without limitation, the price of the Premcor shares in the market and other market conditions. Except as described in this Item 4, Occidental currently has no plans that relate to or would result in or any of the actions listed in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  Occidental:         aggregate number of shares held:                       9,034,646
     -----------         percentage of class:                                      10.13%

     Oxy Partners:       aggregate number of shares held:                       9,034,646
     -------------       percentage of class:                                      10.13%

     Placid:             aggregate number of shares held:                       9,034,646
     -------             percentage of class:                                      10.13%

     OXY USA:            aggregate number of shares held:                       9,034,646
     --------            percentage of class:                                      10.13%

     OOGHC:              aggregate number of shares held:                       9,034,646
     ------              percentage of class:                                      10.13%

     OPIC:               aggregate number of shares held:                       9,034,646
     -----               percentage of class:                                      10.13%

(b)  Occidental:         sole power to vote or direct the vote:                         0
     -----------         shared power to vote or direct the vote:               9,034,646
                         sole power to dispose or direct the disposition:               0
                         shared power to dispose or direct the disposition:     9,034,646

     Oxy Partners:       sole power to vote or direct the vote:                         0
     -------------       shared power to vote or direct the vote:               9,034,646
                         sole power to dispose or direct the disposition:       9,034,646


                               Page 8 of 11 Pages

     Placid:             sole power to vote or direct the vote:                         0
     -------             shared power to vote or direct the vote:               9,034,646
                         sole power to dispose or direct the disposition:               0
                         shared power to dispose or direct the disposition:     9,034,646

     OXY USA:            sole power to vote or direct the vote:                         0
     --------            shared power to vote or direct the vote:               9,034,646
                         sole power to dispose or direct the disposition:               0
                         shared power to dispose or direct the disposition:     9,034,646

     OOGHC:              sole power to vote or direct the vote:                         0
     ------              shared power to vote or direct the vote:               9,034,646
                         sole power to dispose or direct the disposition:               0
                         shared power to dispose or direct the disposition:     9,034,646

     OPIC:               sole power to vote or direct the vote:                         0
     -----               shared power to vote or direct the vote:               9,034,646
                         sole power to dispose or direct the disposition:               0
                         shared power to dispose or direct the disposition:     9,034,646

(c) On May 26, 2005, Occidental and the other members of the group filing this Amendment entered into an Assignment and Contribution Agreement, transferring ownership of the shares held directly by Occidental to Occidental C.O.B. Partners.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1      Agreement Pursuant to Rule 13d-1(k)

     Exhibit 2 Second Amended and Restated Stockholders' Agreement, dated as of November 3, 1997, between Oxy Partners and Premcor, Inc.*

     Exhibit 3 Form of Warrant Exercise and Share Exchange Agreement, dated as of April 26, 2002 (the "Exercise and Exchange Agreement"), by and among Occidental Oxy Partners, Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership, Blackstone Offshore Capital Partners III L.P., a Delaware limited partnership, Blackstone Family Investment Partnership III L.P., a Delaware limited partnership, Premcor and Sabine*

     Exhibit 4      Commitment Letter, dated November 25, 2002*

     Exhibit 5      Assignment and Contribution Agreement, dated May 26, 2005


----------
*Previously filed.


                               Page 9 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 31, 2005                  OCCIDENTAL PETROLEUM CORPORATION


                              By: /s/ J. R. HAVERT
                                 -----------------------------------------------
                                 Name:  J. R. Havert
                                 Title: Vice President and Treasurer


                              OCCIDENTAL C.O.B. PARTNERS
                              by OXY USA Inc., its managing partner


                              By: /s/ J. R. HAVERT
                                 -----------------------------------------------
                                 Name:  J. R. Havert
                                 Title: Vice President and Treasurer


                              PLACID OIL COMPANY


                              By: /s/ J. R. HAVERT
                                 -----------------------------------------------
                                 Name:  J. R. Havert
                                 Title: Vice President and Treasurer


                              OXY USA INC.


                              By: /s/ J. R. HAVERT
                                 -----------------------------------------------
                                 Name:  J. R. Havert
                                 Title: Vice President and Treasurer


                              OCCIDENTAL OIL AND GAS HOLDING CORPORATION


                              By: /s/ J. R. HAVERT
                                 -----------------------------------------------
                                 Name:  J. R. Havert
                                 Title: Vice President and Treasurer


                               Page 10 of 11 Pages

                              OCCIDENTAL PETROLEUM INVESTMENT CO.


                              By: /s/ J. R. HAVERT
                                 -----------------------------------------------
                                 Name:  J. R. Havert
                                 Title: Vice President and Treasurer


                               Page 11 of 11 Pages